Exhibit 10.46

ALLIS-CHALMERS ENERGY, #11043354
Allis-Chalmers Energy Third Quarter Earnings Conference Call
October 8, 2005, 10:30 a.m. ET
Moderator: Lisa Elliott

Operator:
Good afternoon, ladies and gentlemen, and welcome to the Allis-Chalmers Energy Third Quarter Earnings conference call. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star followed by the zero. As a reminder, this conference is being recorded, Tuesday, November 8, 2005.

I would now like to turn the conference over to Ms. Lisa Elliott, Senior Vice President with DRG&E. Please go ahead, ma’am.

Lisa Elliott:
Thank you, Jeff. And good morning, everyone. We appreciate you joining us for the Allis-Chalmers Energy conference call to review the company’s third quarter results. Before I turn the call over to management, I had a few items to go over.

If you would like to be on the company’s e-mail distribution list to receive future news releases or experienced a technical problem this morning and didn’t receive yours, please call DRG&E and relay that information to our office. That number is 713-529-6600.

If you would like to listen to a replay to today’s call, it will be available in a few hours via recorded replay until November 15, 2005. To use the replay feature, please call 303-590-3000, and use the pass code 11043354. You can also hear a replay of the webcast on the company’s website at www.alchenergy.com. Information recorded on this call speaks only as of today, November 8, 2005, and, therefore, time sensitive information may no longer be accurate as of the date of any replay.

On this conference call today, management’s going to discuss certain topics that will contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934 regarding Allis-Chalmers Energy's business, financial conditions, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements on this conference call.

Although forward-looking statements on this call reflect a good faith judgment of management, such statements can only be based on facts and factors currently known to management. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outlooks discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, demand for oil and natural gas drilling services in the areas and markets in which the company operates, competition, obsolescence of products and services, the company's ability to obtain financing to support its operations, environmental and other casualty risks, and impacts of government regulation. Further information about the risks and uncertainties that may impact the company are set forth in the company's recent filings on Form 10-K (including without limitation the "Risk Factors" Section) and Form 10-Q, and in the company's other SEC filings and publicly available documents. Listeners are urged not to place undue reliance on these forward-looking statements, which speak only as of today. The company undertakes no obligations to revise or update any forward-looking statements in order to reflect any effects or circumstances that may arise after the date of this conference call.

Please also note that you can find reconciliations and non-GAAP financial measures that will be discussed on today’s conference call in the Form 8-K filed by the company earlier today, as well as in the Press Release.

With that said, I’d like to turn the call over to the Chairman and CEO of Allis-Chalmers, Micki Hidayatallah.

Micki Hidayatallah:
Good morning. I want to begin by thanking you all for finding the time to listen to our conference call. With me this morning is Dave Wilde, our President and Chief Operating Officer, and Vic Perez, our Chief Financial Officer. I am going to discuss today the company’s E-Third Quarter achievements, and then I’m going to turn the call over to Vic Perez, who will present a thorough review of our financial results. Dave Wilde, Vic Perez and myself will then be available for any questions in our question and answer section.

During this quarter, among our achievements were: one, we completed a second reoffering for primary and secondary shares of approximately $55 million; secondly, we expanded and refinanced our bank credit facility; third, we acquired the remaining 45% equity interest in Air Comp that was previously held by MI Fluids; we also purchased the air drilling equipment and under-balanced drilling equipment from WT Enterprises; five, we expanded our casing and tubing operations by purchasing approximately $15 million in value of used equipment; and sixth, and most importantly, our dedicated management team managed our operations successfully through the impact of the hurricanes in Louisiana, Texas and Mexico.

Let me add to these achievements and begin by talking about how we strengthened our capital structure and our balance sheet. In August, we completed a registered offering of approximately $40 million of secondary shares and $15 million of primary shares. Morgan Keegan acted as our underwriter. This resulted in the lowering of our cost of capital because we met many discounting factors. Number one, energy spectrum sold its shares in the offering and then the overhang on the stock was removed. Secondly, we increased our float. Third, our liquidity went from about 20,000 shares a day to 200,000 shares a day traded. Fourth, we enlarged our institutional holding of the stock. And five, we hope that this leads to further coverage of our company and our stock. All this, we believe, helped increase the value of the stock and lowered our cost of capital when we used equity for acquisitions.

At the beginning of the third quarter, we also expanded and refinanced our bank credit facility by getting a $55 million financing facility from the Royal Bank of Canada. This consisted of a $13 million revolving line of credit, of which we are currently using $3.7 million and have an availability of $9.3 million. We also got a $42 million term loan, $24 million to refinance existing debt, and $18 million for acquisitions that was used to buy the 45% interest in Air Comp and to buy the under-balanced drilling assets from WT Enterprises.

In early September, we used the proceeds of the equity offering to acquire $15 million worth of used equipment and expand our casing and tubing operations. Included in this purchase of equipment were hammers, tongs, lay down machines and casing and handling equipment. But the most important aspect was that the greater capacity allowed us to enter into the higher margin offshore markets in Texas and in Louisiana, as well as increased our capacity in Texas and Mexico. The full benefits of this equipment acquisition has not yet been felt because immediately after we acquired these assets, we obviously suffered the effects of the hurricane, Katrina, and then later in the month, Rita. And as you all are aware, the effects in our Louisiana operations were fairly large.

In mid July, we completed the acquisition of WT Enterprises, its assets, customer lists and operations. This company was operating in the under-balanced drilling segment. We also acquired, as I stated earlier, the remaining 45% equity interest in Air Comp, LLC that gave us complete control in our ability to execute our strategy in our under-balanced drilling operations. We, today, are the second largest provider of compressed air and under-balanced drilling services. We provide under-balanced drilling, including hammer and bit services and compressed air services to all the drilling, geothermal, completion and work-over markets. We have operating locations in San Angelo and Fort Stockton, Texas, Farmington, New Mexico, and Grand Junction, Colorado.

As we strengthen our balance sheet, raise additional capital and complete acquisitions and asset purchases, at the same time, our operations have recorded record third quarter results. Revenues up 143% and net income climbed 150%. Achievements in themselves, but when you consider this in spite of the devastating effect of the hurricanes, we are extremely gratified with the results. The results reaffirm that our multi-prong strategy is successful for profitable growth. Our strategy remains the same. Number one, we enter a market by acquiring assets or businesses at accretive multiples. Two, we integrate the assets and operations into the Allis-Chalmers’ energy strategic plan. Three, we continue to invest in the quality of our skilled operators and in highly technical equipment. Four, we gain market share by expanding the range of services that we offer, and we continue to grow our customer base. Five, we continue to grow the company’s geographic footprint, both in the United States and look for opportunities internationally.

During the third quarter, we successfully executed against all of these objectives and grew all five of our business segments. Take directional drilling. This business segments provides directional, horizontal and measurement-while-drilling services to oil and gas companies operating in Texas, Louisiana, Oklahoma and Colorado. We provide these services to our customers, both onshore and offshore. During the third quarter, directional drilling revenue increased 70.5% compared to the third quarter last year, and income from operations climbed 61.8%. This increase is attributable to the addition of two new operating locations in West Texas and one in Oklahoma, and increase in our operating and sales personnel, and expansion of our customer base and motor capacity.

Our experienced operating management has done a tremendous job in attracting talented directional drillers. Three years ago, we started with ten. Today, we have in excess of 75. And to support them, we have a dedicated team of well planners, sales people and support staff. It is because of our investment in this talent and the deep commitment and dedication of our personnel that we are able to continue to successfully grow this segment. It’s due to this investment in our team looking to the future and the further maturity of our curve that our operating margins did dip slightly this quarter versus last year. But we continue to believe that as our new operations move up the curve, our operating margins will improve.

Moving on to our casing and tubing segments, where we supply specialized equipment, trained operators to install casing and tubing, change our drill pipe, and retrieve production tubing for both the onshore and offshore drilling and work-over markets, we continue to experience strong year over year revenue growth in the third quarter. Revenue rose 80.3%. Our domestic operations performed strongly, growing from $1.4 million to $3.8 million as a result of new operating facilities in Alice, Texas, Kilgore, Corpus Christi, Broussard and Homer, Louisiana. Facilities in Kilgore, Corpus Christi, Broussard and Homer just worked for a month after the hurricane.

Our Mexico operations experienced a slight downturn in revenue due - - from $1.4 million last year to $1.3 million this year. This was due mainly to the impacts in the offshore Mexico market of, I think, the third hurricane in October was called - - in September - - well, anyway, Stan, Katrina and Rita. The revenue mix change where Mexico revenues declined did affect our margin, and they went down from 33% to 26%. As we move forward, we’ll continue to expand our geographic footprint and take our casing and tubing services to Oklahoma and increase our presence in East Texas. We also believe that our operations in Mexico will quickly rebound after the hurricane, and we will feel the benefits of this in the first quarter. And we continue to invest in Mexico and remain dedicated to this business by increasing our equipment capacity.

I’m now going to discuss the compressed air drilling segment. Where revenues rose a staggering 221% and our income increased by 1,250% in the third quarter of 2005, versus the comparable period in the previous year. This performance, we believe, was outstanding and was the result of the effective and successful integration of our strategic acquisitions, including the purchase of air drilling and under-balanced drilling assets from WT Enterprises in July. This was quickly integrated into our system and also benefited from our previous acquisition of Diamond Air and Marquis Bits in November, 2004. As we move forward, we’ll continue to grow these assets and benefit from our ability to control 100% of Air Comp, LLC.

We also, at the end of last year, ventured into the production services segment, and we’re now reporting these services as a separate business section with the acquisition of Capcoil. In the production service segment, we supply specialized equipment, trained operators that install capillary and coil tubing units that inject chemicals to enhance the production of oil and gas wells. This segment of our business started in December, but we made the acquisition of Capcoil in May and increased our capability and capacity in production stimulation. Capcoil is also engaged in down hole well services and provides coil tubing services, again, to enhance production of oil and gas in existing wells. During the third quarter, this new segment produced revenues of $3.2 million and an operating loss of $128,000. We look at this quarter loss as if it were an investment because during the third quarter, we incurred costs to expand our international presence for these services, both offshore and in Argentina.

Another one of our new reporting segments is rental tools. Since the purchase of Safco’s rental tool business in September, 2004, we have focused on profitably growing this business. This is a capital intensive business, but the operating margins in this segment are extremely strong. During the third quarter, on revenues of $1.6 million, we produced $450,000 in income from operations, which really means we’re generating operating margins of over 29% on revenues. These results include the impact on both revenue and earnings that we generated from Delta’s rental tool business, which was acquired in April, 2004. But the greatest achievement of the quarter was the ability to see our dedicated management team at work and the commitment of our operators. The devastation of the hurricanes did not deter Dave Wilde and his operating team in restoring operations quickly, handling the personal needs of our employee base, and facing the many customer operating challenges, and yet producing a quarter with record revenues, record operating profits, record EBITDA, and record net income. Dave, I want to take this time to thank you, personally, for your commitment and dedication.

I would now like to turn it over to Vic. Vic, as I mentioned earlier, is our Chief Financial Officer.

Victor Perez:	Thanks, Micki, and thanks to all of you, again, for participating in the call with us this morning.

As you saw from the announcement, our revenues for the three months ended September 30, ’05, were $28.9 million, which is an increase of 143.2% compared to $11.9 million for the three months ended September 30, 2005. Once again, revenues increased in each of our operating segments due to our efforts to gain market share, expand geographic presence, and begin to reap the benefits of the investments we have made in equipment and people. Our gross profit for the quarter, which includes depreciation for the quarter ended September 30, 2005, increased 124.8% to $8.2 million or 28.5% of revenues, compared to $3.7 million for the prior quarter of September 30, 2004, or 30.8% of revenues. Included in our cost of revenue is depreciation which increased 135.4% in the third quarter to $1.4 million, compared to $591,000 in last year’s third quarter. And, of course, this is attributable to the acquisitions and the investment that we’ve made in equipment.

Our G&A expense was $4.3 million in the third quarter of 2005, compared to $2.2 million for the third quarter of 2004. As a percentage of revenues, our G&A did go down to 14.7% of our revenues compared to 18.7% last year. We have seen increases in our G&A as a result of the acquisitions, as well as the hiring of additional sales and administrative personnel to help increase our market share, our customer base, and manage our growth. We’ve also seen increased legal and accounting fees and other expenses related to our financing and acquisition activities, as well as general consulting and other professional fees related to the administration of our growth, as well as strengthening of our internal controls.

Income from operations for the three months ending September 30, 2005, totaled $3.5 million, which is an increase of 184.4% compared to the year ago quarter which was $1.2 million. Due to our strong revenue, quality gross profit and effectively managing our expenses despite strong growth, net income attributed to common stockholders was $1.3 million for the third quarter of 2005, which is an increase of 149.1% compared to net income attributed to common stockholders of $519,000 for the third quarter of ’04. I want to point out that these results, the net income for the quarter ended ’05, included a $1.1 million in debt retirement expenses associated with the prepayment of our previous financing which was replaced by our expanded new credit agreement that Micki spoke about a little bit earlier. Excluding these expenses, net income would have been approximately $2.4 million for the quarter.

We reported third quarter earnings per diluted share of $0.08, reflecting a 60% increase versus last year’s third quarter which was $0.05 per diluted share. Again, excluding the impact of the debt retirement expenses, earnings per diluted share were up 180% to $0.14 per diluted share. I would also like to point out and mention that EBITDA, which is a non-GAAP item, a non-GAAP term that is defined in the Press Release, was $5.4 million for the third quarter, compared to $2 million for the third quarter a year ago. Our EBITDA was approximately $13.4 million for the nine months ended September 30, 2005.

At this point, I would like to go over a few items on the balance sheet. On September 30, as you saw, we had approximately $3.9 million in cash and $56.1 million in debt. Our debt to capitalization, which is defined as net debt to total capitalization stood at around 48%. I might mention that on a debt to EBITDA, if you look at our run rate for the third quarter annualized, it’s a run rate of EBITDA of $21.6 million of which is basically a ratio of debt to EBITDA of approximately 2.4 times the debt that we have at the end of the quarter. As Micki mentioned, during the quarter, we made significant strides in enhancing our financial flexibility and strengthening our balance sheet. And as he mentioned, we entered into a new $55 million bank credit facility in early July. This facility includes a $13 million revolver which has $3.7 million currently outstanding and $9.3 million in availability.

In our Press Release today, we increased our full year guidance and provided guidance for our fourth quarter. For 2005 full year, we now anticipate producing revenue in a range of approximately $100 million to over $104 million for the year and generating EBITDA of $18.8 million to $20 million for the year 2005. We also anticipate earnings per diluted share for the year of a range of $0.41 to $0.47. Excluding the impact of the refinancing charges in the third quarter, we anticipate earning between $0.47 and $0.53 per diluted share for the full year 2005. For the fourth quarter, we project that we will generate $28 million to $32 million in revenues and also $5.5 million to $6.5 million in EBITDA and a range of $0.11 to $0.17 in earnings per diluted share.

At this point, I’ll turn it back over to Micki.

Micki Hidayatallah:
Thank you, Vic. And we will now open it up to questions and answers. And please state who - - all three of us are available, so if you could state who the question is addressed to, I will appreciate it. And before that, I am going to just open it up. Thanks.

Operator:
Thank you, sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the one on your pushbutton phone. If you wish to decline from the polling process, please press the star followed by the two. You will hear a three-tone prompt acknowledging your selection. Please ask one question and one follow-up and re-queue for additional questions. If you are using speaker equipment, you will need to lift the handset for pressing the numbers. One moment for first question.

Our first question comes from Beau MacKenzie with Sanders Morris and Harris. Please go ahead.

Beau MacKenzie:
Hi. In terms of potential growth looking further out, where would you say that you would be focused on further acquisitions as they come available? Would we see more assets brought in to support directional further expansion of compressed air drilling, or can you give me a view on what you’re seeing out there and what the multiples on acquisitions of the size that you guys are looking at or going for in the market place right now? Thanks.

Micki Hidayatallah:
Well, we want to continue to, obviously, grow all the segments of our business, initially through acquisition and then organically after integration. The greatest opportunities, we believe, lie in our ability to get access to increase rental tool capability. As I stated in the main presentation, our EBITDA earnings and our returns of operating income are far greater in that segment. Today, that represents a very small percentage of both our revenues and our operating income contributions. We would like to see that increase substantially and really balance our rental offerings and our services offerings. However, in the casing and tubing segments, as well as the under-balanced drilling, we continue to grow our capacity by getting access to increased capabilities in equipment, either through acquisitions of operating businesses or through just asset purchases and the same in the under-balanced drilling segment.

On directional drilling, we’ve increased capacity by adding drillers, by increasing our motor capability, but most of the growth will be organic. And the same applies to our production stimulation business. We will invest in equipment and increase capacity both in coil tubing units as well as capillary coil tubing. We try and do, wherever possible, accretive acquisitions. I think the question is leading up to is that with this tremendous surge in rig activity, is it possible to continue to buy acquisitions that are accretive? And we believe that if we look at our last three to five acquisitions, they continue to be in the range of a multiple of EBITDA of between 4 and 6, and 6 is really the high end. Most of them were between 4 and 5, and so there is availability. I’m going to let Dave address this also that we’re not out there buying companies that are being auctioned. We’re out there looking for companies that we’ve had relationships with and that really want to join the Allis-Chalmers family, they like the culture and they know the management. Dave, would you like to also add to that answer?

David Wilde:
Yes. Most of the companies that we’ve acquired, either myself or someone on our team has worked with, known or competed against most of these individuals or their whole management and sales teams. We like - - when we acquire a company, of course we look for companies that fit into our five segments. But we like these companies to be solid from top to bottom personnel wise, because we are a service company. We don’t want to re-invent the wheel.

Beau MacKenzie:
Now, is it possible that, now that you guys have expanded into a few more areas, to find acquisitions that fit in - - I hate to use the term, but a more synergistical way such as rental tools that better support your directional drilling operations. Do you eliminate some of the needs for outside uses of non-mag drill pipe of (INAUDIBLE) openers, things like that. Are there things of that nature? Is that part of the strategy going forward, or is it just more opportunistic to try to fill out the ones that are there?

David Wilde:
Well, as far as directional drilling, there’s only a few rental tools involved in that and most of them are non-magnetic. There’s only a few players in the non-magnetic business. One of the majors being Gam Alloy which we have a very good affiliation with. The rental tools, basically, rental tools are used on all - - on almost every well. That’s our main focus there. As far as the synergies, we do have synergies. If you look at our Air Comp, our under-balanced drilling group, there’s a lot of directional wells drilled with air. There’s more and more of them. The under-balanced drilling and directional drilling are the two fastest growing segments, we believe, in the service industry. So if you look at our five segments, there’s synergies between all of them. The casing and tubing business, we like that because every well drilled has to have casing installed. And every well that’s producible has to have tubing installed. If you look at it from the big picture, add production services into the mix, we have a philosophy. We want to be balanced in rental tools and service, domestic and international, and production and drilling. So there is a synergy to all five of our segments.

Beau MacKenzie:	Alright. Thanks a lot.

David Wilde:	Thank you.

Operator:	Thank you. Our next question comes from Steve Emerson with Emerson Investment Group. Please go ahead.

Steve Emerson:
First of all, congratulations for an incredible quarter to the whole team. David Wilde, I would greatly appreciate a picture, perhaps, of ’06 internal expansion objectives. I notice that your Q4 guidance would be a run rate of $120 million in revenues and EBITDA of about $24 million. And, of course, Micki, I would love your comment as well.

Micki Hidayatallah:	Dave, do you want to start?

David Wilde:
Sure. ’06, like we just stated, we’re going to grow the rental tool business. We, as part of our plan, to achieve hopefully an equal mix between rental and service, we’d have to greatly expand that end of the business to get there to achieve that. Directional drilling, we’ll keep growing it organically. As you know, I believe in 2002, our revenue for directional drilling was $6.8 million. Looking at it as you see today, the revenue, we believe, is going to be in the $40 million range. We would like to grow that incrementally. We’re going to grow our casing and tubing running business and our tubular services business both by acquisition and organically. And, actually, aside from the asset purchase in September 1st in the tubular services business, that whole division was grown organically, as well as the directional portion of the business. We want to expand internationally, so I hope that answers your question. We’re going to grow organically. We’ll locate and find accretive acquisitions and expand into the international arena even more.

Steve Emerson:	Okay. Micki, perhaps you can, at this point, if you are ready to perhaps put some brackets on internal growth or give us some flavor as to purely objectives.

Micki Hidayatallah:
Well, I think, just to talk about pure objectives, we would like to next year, on pure organic growth, and as you know, it’s fairly dependent on what happens with rig activity, but we are estimating that the EMP operators will next year continue to increase their investment in capital expenditures and that we’re forecasting a 6% to 12% increase in investment next year. It is difficult to continue to project internal - - our ability to grow organically with the issue and problem of drilling rig availability and accessibility. This is becoming an acute problem for the operators. It is becoming increasingly difficult to access rigs.

But, to set ourselves internal objectives, we believe that with the environment as it is today, with the visibility that we have in EMP operators for capital expenditures next year, that we should be able to continue to grow organically at a rate that is faster than the rate of growth in the rig count. We would like to see internally a rate of growth that’s in the 10% to 15% range, purely from organic growth. And if our revenues grow by this percent and we continue to maintain overhead at levels we believe are effective, we should see an increasing benefit in EBITDA, operating income, and net income, because the incremental dollar will produce greater margin contributions on a gross margin level.

Steve Emerson:	And, finally, would that 10% to 15% include any further price increases?

Micki Hidayatallah:
Well, this year, again, we have really leveraged pricing flexibility due to the limited access to equipment and the services we offer. Again, we feel the situation will continue next year. And I was really more addressing unit growth rather than pricing or price increases. I am certain that, again, this is something that we’re fairly conservative on projections, but our management team continues to review and to evaluate our costs, market competitive prices and see where the opportunities arise. So, again, those evaluations will take place. We have not completed our strategic operating plan for next year. But, definitely, we will review pricing structures.

Operator:
Thank you. Ladies and gentlemen, if you have an additional question, please press the star followed by one. And if you are using speaker equipment, you will have to life the handset before pressing the numbers. One moment for our next question.

Ladies and gentlemen, once again, if you have an additional question, please press the star followed by one. And please ask one question and one follow-up and re-queue for additional questions. One moment for the next question.

The next question comes from Chris Engle with Mercanty Capital. Please go ahead.

Alex:	Hi, I’m Alex on behalf of Chris Engle. Given the secular nature of the energy business, do you have any plans to expand into the international markets?

Micki Hidayatallah:
Yes. One of the things that Dave addressed was the necessity to balance our portfolio of services, and that balance included, as he said, between rental and services, production and drilling, and domestic and international. We continue to feel that as energy today is a global commodity that it is necessary for us to grow outside the domestic markets and to look at opportunities internationally where we think the driving forces of the drivers that drive sovereign oil companies make commitments for capital expansion and increased rig activity are much different internationally than they domestically. Countries make long-term economic plans based on aggregate dollars rather than the cost per barrel and their capital expenditure commitments are made well in advance. In the event that there was any downturn in the pricing of the commodity, we believe the international markets provide a greater safe haven than the domestic markets. In addition, as the oil field matures in the United States, you have to begin looking at greater drilling opportunities in the international market. So we will continue to evaluate these opportunities.

Alex:	Thank you.

Operator:	Thank you. Our next question comes from Peter Trapp with (INAUDIBLE) Partners. Please go ahead.

Peter Trapp:	Yes. Hi, Micki.

Micki Hidayatallah:	Hi, Peter. How are you?

Peter Trapp:
Fine. Great quarter. Congratulations. Listen, my question is a follow-up on the international side, because I guess for many people at international, one thinks of India, Nigeria, the North Sea, etc., and as an Englishman, as I think of international, I think of Canada and Mexico as well. And so I just wanted to circle back and ask you more specifically what geographical areas you are referring to when you talk about international because, in my opinion, there’s some very interesting opportunities up in Canada right now.

Micki Hidayatallah:
Well, thank you, Peter. Again, when we talk about the international markets, we definitely do include opportunities in Canada and increased opportunities in Mexico. Mexico, we believe, is going to become a very important trading partner for energy with the United States. And, again, there are issues in Venezuela today. But we think that, eventually, Venezuela being part of the family of the Americas, is going to become a trading partner. You have the whole of South America that will participate in that.

The greatest opportunities obviously are in those countries that today are not actively trading with the United States. But they’re also in regions that are fairly destabilized and operations there are difficult. And here, I’m referring more to the Middle East, more specifically, Iraq, which has huge untapped reserves, so West Africa, again, growing market becoming a huge source of supply, and China and India going in fairly heavily to access those reserves. So we think that the future of all oil field services companies has to be when you consider the marketplace as a single, global marketplace, and we have to create opportunities, if we want to grow at the rate we’ve been growing historically, we have to consider the international marketplaces, including, as you said, Canada and Mexico.

Operator:	Thank you. Do you have any further questions.

Peter Trapp:	No. That’s fine. Thank you.

Operator:	Our next question comes from Stacy Newout with Pickering Energy Partners. Please go ahead.

Barron Pope:	It’s actually Barron Pope.

Micki Hidayatallah:	Hello.

Barron Pope:
How are you guys doing? I have a quick question with the acquisitions that have been done this year and, most recently, with the acquisition of the casing and tubing installation equipment from RPC. Just wondering if you could help us think about incrementals the way you all do, i.e., for the businesses that you have in-house now on a go forward basis, if we look out to ’06 and assume no incremental acquisitions, what type of incremental margins can your core businesses do? And I’m thinking specifically about the directional business and casing and tubing and compressed air drilling.

Micki Hidayatallah:
Okay. Well, each of those have different dynamics and opportunities. But let me begin by talking about the casing and tubing RPC acquisition. As you know, that acquisition was completed on September 1st, and it was an acquisition of assets. And we acquired those assets with no customer lists, no operating locations, and began operations on September 1st.

Barron Pope:	Okay.

Micki Hidayatallah:
We hired the personnel, started accessing customers in the face of losing substantially all of the offshore opportunity, and started operations. The people we hired below the gross margin line were simply administrative, a single accounting office manager, we call them administrators, about - - Dave, was it five salesmen?

David Wilde:	Six.

Micki Hidayatallah:
Six salesmen, and an operating executive. But the rest was all at the gross margin level. And every dollar of incremental revenues that we had contributed to the gross margin, because the increase was a variable cost in the form of operators. And the percentage that grew on the fixed overhead was very small. Now what is this in real terms? We believe that prior to the acquisition, and you’ve got to consider the effect of the hurricanes and what we were operating on. But prior to the hurricanes, our domestic operations had an EBITDA contribution from revenues of around 10%.

Barron Pope:	Okay.

Micki Hidayatallah:	We believe that after the acquisition, the EBITDA contribution, compared to revenues, was in the 20% region.

Barron Pope:	Okay.

Micki Hidayatallah:	So we’ve literally doubled up.

Barron Pope:	Okay.

Micki Hidayatallah:	Does anyone else want to add to that, Vic or Dave?

David Wilde:	It was - - what it did was, our domestic operations prior to the acquisition of the RPC assets were mainly in the case and running end of the business.

Barron Pope:	Okay.

David Wilde:
Where RPC was strong was in the high end tubing running business. They had the expertise, the equipment, and the offshore locations to attack the higher margin chrome tubing and premium tubing running business. Also, they had a hammer division where the hammer division was an entrée into the offshore market. So it really added to our domestic operations.

Barron Pope:
Okay. And then one additional question on the directional drilling services segment. Dave, I tend to agree with your comment about the fastest growing segment of the oil patch being the demand for directional drilling services. I’m just wondering, I know you all have a critical mass of directional drillers, but can you see a huge up-tick in the number of wells that are drilled directionally year over year when the bottleneck seems to be the directional driller, i.e., the person who actually has that skill set to drill those un-vertical wells?

David Wilde:
Yes, I do. And the directional drillers that we have, with the exception of about three trainees right now and seven second tier guys that came off of our training program, we have some of the highest quality directional drillers in the world. They’re - - probably 90% of our directional drillers, 85% - 90% are your top tier, number one directional drillers. What happens is as we train these people as they come on board - - we just hired a salesman last week who was in the directional drilling business for about twenty years. He’s bringing over about eight quality, top tier directional drillers. I don’t think there will be a bottleneck because people are going to drill directional wells no matter what. They have to. Whether there’s a geographic problem or a target problem or whatever, and they’re going to have problems. And as we train these people, as we acquire these lead hands, as we call them, as these people have - - as these EMP companies have problems with understaffed, under-skilled directional drillers, we’ll fill in the gap and we’ll grow that business rapidly as we’ve proven over the last 3.5 years.

Barron Pope:	Okay. Thanks, guys.

David Wilde:	Thank you.

Operator:	Thank you. At this time, I show no further questions. I’d like to turn the conference back over to Mr. Hidayatallah for any concluding remarks.

Micki Hidayatallah:
Again, I want to take this opportunity for thanking all of you for showing an interest in our company. I also want to thank our management team and our employee stockholder base for their continued dedication and commitment to the growth of our company in both - - especially on a profitability basis.

Again, thank you all.

David Wilde:	Thank you.

Victor Perez:	Thank you.

Operator:
Thank you. And ladies and gentlemen, this conclude the Allis-Chalmers Energy Third Quarter Earnings conference call. If you would like to listen to the replay of today’s conference, you may dial 303-590-3000 or 1-800-405-2236, and you will need to enter the access code of 11043354, followed by the pound sign. Once again, thank you for participating in today’s conference. At this time, you may now disconnect.

END